Exhibit 99.1

Bragg’s ORYX Gaming Selected as Platform Provider for Betnation.nl

Strategic partnership in place for ORYX to power new Dutch online gambling site

April 28, 2022 - ORYX Gaming, a Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), has secured a deal to provide its Player Account Management (PAM) iGaming platform and exclusive content to brand new online gambling site Betnation.nl in the Netherlands.

The new brand will benefit from ORYX’s complete solution, including its acclaimed PAM and extensive games library, with titles developed by its in-house studios as well as its exclusive partner studios.

The anticipated site is set to go live later this year in the Dutch market where ORYX continues its impressive growth. The company is delivering on its objective to continue forming strategic partnerships that will increase market share, notably in a region with a great deal of potential for further growth. Recent figures published by the Dutch regulator showed GGR for the iGaming sector was worth over US$200mn (EUR 185m) in the fourth quarter of 2021.

This agreement further establishes Bragg’s expansion strategy in regulated markets across Europe, where several partnerships have been generated in recent months with more expected throughout the remainder of the year, as the company continues its impressive growth trajectory.

Chris Looney, Chief Commercial Officer at Bragg, said: “Bragg continues to be the supplier of choice for operators as our reputation for consistently delivering a top-class product is allowing us to achieve our ambitious growth objectives.

“We are eager to deliver a smooth passage into the online casino industry for Bet Nation providing it with our market leading platform as well as a wide range of exclusive content as it embarks on this transition.”

Robert Schouten, Managing Director at Betnation.nl, said: “We are delighted to be partnering with ORYX Gaming as we enter the gambling industry for the first time. The reputation for class and professionalism the company upholds was a real selling point for us and gives us confidence as we launch our brand onto the market.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly-owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg

CSO

Bragg Gaming Group

info@bragg.games

Or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquires or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group

press@bragg.games